UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

02037057

NO ACT
P.E 1-30-02
1-10415

PROCESSED
MAY 30 2002
THOMSON
FINANCIAL

April 4, 2002

Jennifer R. Byrne
Bryan Cave LLP
One Metropolitan Square
211 N. Broadway, Suite 3600
St. Louis, Missouri 63102-2750

Act 1934
Section
Rule 14A-8
Public Availability 4/4/2002

Re: WorldCom, Inc.
Incoming letter dated January 30, 2002

Dear Ms. Byrne:

This is in response to your letter dated January 30, 2002 concerning the shareholder proposal submitted to WorldCom by Prieur J. Leary, III. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Prieur J. Leary, III
344 Alton Road, Box #6
Miami Beach, FL 33139

CRGH

WASHINGTON, D.C.
NEW YORK, NEW YORK
KANSAS CITY, MISSOURI
JEFFERSON CITY, MISSOURI
OVERLAND PARK, KANSAS
PHOENIX, ARIZONA
SANTA MONICA, CALIFORNIA
IRVINE, CALIFORNIA

BRYAN CAVE LLP

ONE METROPOLITAN SQUARE
211 N. BROADWAY, SUITE 3600
ST. LOUIS, MISSOURI 63102-2750
(314) 259-2000
FACSIMILE: (314) 259-2020

LONDON, ENGLAND
RIYADH, SAUDI ARABIA
KUWAIT CITY, KUWAIT
ABU DHABI, UNITED ARAB EMIRATES
DUBAI, UNITED ARAB EMIRATES
HONG KONG
ASSOCIATED OFFICE IN SHANGHAI

JENNIFER R. BYRNE
ASSOCIATE
DIRECT DIAL NUMBER
(314) 259-2453

INTERNET ADDRESS
JRBYRNE@BRYANCAVE.COM

Securities Exchange Act of 1934, Rule 14a-8

January 30, 2002

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: WorldCom, Inc.— Request for No-Action Letter Regarding the Exclusion of Shareholder Proposals Submitted by Prieur J. Leary, III

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) of the Securities and Exchange Act of 1934, as amended, WorldCom, Inc., a Georgia corporation (the "Company"), hereby gives notice of its intention to omit from its proxy statement and form of proxy for the Company's 2002 Annual Meeting of Shareholders (collectively the "Proxy Materials") three proposals dated July 5, 2001, generally relating to (1) disclosure of customer billing disputes, (2) auditing of individual customer accounts and (3) limitation on pledging of disputed receivables (the "Proposals") from Prieur J. Leary, III (the "Proponent"). Enclosed are six (6) copies of this letter as well as six (6) copies of the exhibits attached hereto. The Company respectfully requests the concurrence of the Staff of the Division of Corporation Finance (the "Division") that no enforcement will be recommended if the Company omits the Proposals from its Proxy Materials.

I. Procedural History

The Proponent initially requested in a letter dated April 17, 2001 that the Company include the Proposals in its "next proxy statement" (Exhibit 2). The Company responded in a letter dated May 1, 2001 that in addition to a number of defects in the Proposals, the Proposals had been received by the Company after the deadline set forth in the Company's 2000 Proxy Statement (Exhibit 3). The Division subsequently issued a no-action letter dated May 14, 2001, permitting the Company to exclude the Proposals from its 2001 Proxy Statement under Rule 14a-8(e). In a letter dated July 5, 2001, the Proponent resubmitted the Proposals for inclusion in the 2002 Proxy Materials (Exhibit 1). In a letter dated July 18, 2001, the Company requested documentary support that the Proponent is the beneficial owner of the requisite number of the Company's voting securities and notified the Proponent of numerous defects contained in the Proposals (Exhibit 4). The Company has received no response or the requisite documentary support from the Proponent.

II. Statement of Reasons for Omission

In 1998, the Securities and Exchange Commission amended Rule 14a-8, and in doing so, it set forth in (1) Rule 14a-8(i) the provisions formerly set forth in Rule 14a-8(c), (2) Rule 14a-8(c) the provisions formerly set forth in Rule 14a-8(a)(4), and (3) Rule 14a-9(b)(2) the provisions formerly set forth in Rule 14a-8(a)(1). Although the numbering changed, these new provisions of Rule14a-8 parallel those of former Rule14a-8 to the extent relevant to the discussion below. *See* Release No. 34-40018 (1998). Therefore, the Company believes that the Division positions cited in this letter regarding the above described old provisions of Rule 14a-8 generally remain valid and are equally applicable to the above described new provisions of Rule 14a-8.

A. Rule 14a-8(b)(2) and Rule 14a-8(f)(1) — Proponent Has Not Proven His Eligibility

The Proponent is not a record holder of the Company's securities and did not provide proof of his ownership of the Company's voting securities in accordance with Rule 14a-8(b)(2). Instead, his July 5, 2001 letter (Exhibit 1) merely states: "I am a shareholder of Worldcom, Inc. ('WCOM'); UBS Paine Webber in New Orleans, LA holds my shares. I am willing to consent to have UBS Paine Webber release any information to you to substantiate that I am in fact eligible to submit a shareholder proposal subject to SEC rules and regulations." The Division has consistently concluded that such a general statement that the proponent is a shareholder is insufficient to satisfy the requirements of Rule 14a-8(b)(2). *See, e.g., The New South Africa Fund, Inc.* (Feb. 27, 1998); *Century Aluminum Co.* (Feb. 12, 1998); *Baltimore Gas and Electric Co.* (Feb. 6, 1998); and *The Columbia Gas System, Inc.* (Dec. 23, 1997) (all permitting the exclusion of proposals accompanied by a statement that the proponent was a stockholder).

Documentary support of ownership is required by Rule 14a-8(b)(2), not simply an expression of a willingness to consent to the release of the requisite information. Accordingly, the Company requested in its letter dated July 18, 2001 (Exhibit 4) the proof required by Rule 14a-8(b)(2). This letter was transmitted within 14 days of receiving the Proposals, and it notified the Proponent that his willingness to consent to the release of the information was insufficient to satisfy the requirements of Rule 14a-8(b)(2) and that he had 14 days to respond. The U.S. Postal

Service verified that the Company's express mail notice was delivered on July 20, 2001. However, as of the date of this letter, the Proponent has failed to respond at all, let alone provide any proof of his eligibility. We note that the Company's May 1, 2001 letter (Exhibit 3) also made a similar request to which the Proponent did not respond other than to express a willingness to consent to the release of information. Thus, through two notices requesting the necessary documentary support, the Proponent was on notice that his blanket statement regarding his eligibility was unacceptable. Therefore, since the Proponent has not corrected this failure to comply with the procedural requirements set forth in Rule 14a-8(b)(2), the Company may exclude the Proposals in accordance with Rule 14a-8(f)(1).

B. Rule 14a-8(c) and Rule 14a-8(f)(1)— Proponent Has Submitted More Than One Proposal

Rule 14a-8(c) provides that each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. The Proposals violate Rule 14a-8(c) because they contain at least three separate proposals. The Proponent has acknowledged that these Proposals are separate and distinct by requesting that the Company include "the following shareholder proposals" and by setting forth the Proposals in three separate paragraphs. The Division has consistently taken the position that substantially distinct proposals may not be considered a single proposal for purposes of Rule 14a-8(c). *See, e.g., Bob Evans Farms, Inc.* (May 31, 2001) (proposals relating to replacement of the board and engagement of an investment banker); *Fotoball USA, Inc.* (Apr. 3, 2001) (proposals relating to the sale of the company, director independence and a shareholder advisory committee); *American Electric Power Company, Inc.* (Jan. 2, 2001) (proposals relating to tenure, meetings and compensation of the board); *Enova Corp.* (Feb. 9, 1998) (proposals relating to the election and independence of directors); and *Allstate Corp.* (Jan. 29, 1997) (proposals relating to the adoption and protection of cumulative voting). Furthermore, unlike the proposals set forth in *Computer Horizons Corp.* (Apr. 1, 1993) (proposals unified by the concept of the elimination of takeover defenses), the Proposals are not related to a single unifying concept. The Company's July 18, 2001 letter (Exhibit 4) notified the Proponent of this defect within the specified time frame, but he has failed to respond in accordance with Rule 14a-8(f)(1). As a result, the Company believes that it also may exclude the Proposals in accordance with Rule 14a-8(f)(1) because of the Proponent's failure to comply with Rule 14a-8(c).

C. Rule 14a-8(i)(4) — Proposals Relate to a Personal Grievance

Under Rule 14a-8(i)(4), the Company may omit the Proposals because they relate to a personal grievance against the Company and seek to promote a personal interest not shared by the other shareholders. Although the Proposals may relate to the Company in a general manner and do not on their face evince the Proponent's personal grievance, the Proposals may nevertheless be excluded. *See* Release No. 34-19135 (Oct. 14, 1982). The Division has permitted the exclusion of proposals which use broad terms in order to appear to represent the general interests of the shareholders when such proposals actually seek to redress a personal grievance and to advance a personal interest. *See Sara Lee Corp.* (Aug. 10, 2001) (proposal regarding approval of payments used to address personal grievance regarding the cessation of a portion of the company's business); *KeyCorp* (Feb. 22, 2001) (proposal regarding disclosure of fund performance used to address litigation regarding the final accounting of the company's funds); *Burlington Northern Santa Fe Corp.* (Feb. 1, 2001) (proposals regarding executive compensation and employment issues used to address employment dispute); *Unocal Corp.* (Mar. 30, 2000) (proposals regarding environmental issues used to address remediaton cost dispute); and *Union Pacific Corp.* (Jan. 31, 2000) (proposal regarding pension plan used to address dispute related to benefits payable to proponent). The Company believes that the Proposals were submitted solely as a means of redressing a dispute over amounts owed for services that an affiliate of the Proponent obtained from the Company. The Proponent is not actually concerned about customer billing disputes in general and their effect upon shareholder value; rather, he wishes to antagonize and retaliate against the Company in connection with his own dispute by seeking to mandate draconian procedures with respect to the handling of its customer billing disputes. To prevent the Proponent from using his Proposals as a means of addressing grievances unrelated to those of other shareholders, the Company believes that the Proposals should be omitted pursuant to Rule 14a-8(i)(4).

D. Rule 14a-8(i)(7)—Proposals Relate to Ordinary Business Operations

Under Rule 14a-8(i)(7), the Company may omit the Proposals because they deal with a matter relating to the Company's ordinary business operations. The Proposals seek to intervene in these ordinary business decisions by requiring the Company to undertake significant analysis and disclosure of its customer billing disputes. However, such daily managerial decisions are best left to the expertise of the Company's management, as directed by Georgia law and the Company's governing documents. The staff has consistently agreed with this position. *See The Boeing Co.* (Feb. 20, 2001) (proposal regarding disclosure of shareholder resolutions and associated proxy costs); *International Business Machines Corp.* (Jan. 9, 2001) (proposal regarding executive compensation); *Deere & Co.* (Nov. 30, 2000) (proposal regarding customer relations); *J.C. Penney Co., Inc.* (Mar. 30, 2000) (proposal regarding company's advertising); *Houston Industries Inc.* (Mar. 1, 1999) (proposal regarding handling of customer complaints); and *AT&T Corp.* (Feb. 8, 1998) (proposal regarding handling of customer complaints and suggestions). Furthermore, the exception to Rule 14a-8(i)(7) that permits the inclusion of proposals relating to public policy does not apply to these Proposals because they strictly relate to the handling of customer billing disputes. In addition, the Proposals do not address issues which ultimately impact the Company's core operations. Therefore, because the Proposals merely relate to the handling of customer billing disputes, a decision within management's sole discretion, the Proposals should be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(7).

In addition, the Company may omit the first Proposal under Rule 14a-8(i)(7) because it addresses financial reporting and accounting policies not required by generally accepted accounting principles ("GAAP") or applicable disclosure standards. As a reporting company, the Company must file its financial statements in accordance with Regulation S-X, which states in Rule 4-01(a)(1) that "[f]inancial statements filed with the Commission which are not prepared in accordance with generally accepted accounting principles will be presumed to be misleading or inaccurate, despite footnote or other disclosures, unless the Commission has otherwise provided." The Staff has also acknowledged that proposals involving financial reporting and accounting policies that are not required by GAAP or applicable disclosure standards are excludable under Rule 14a-8(i)(7). *See ConAgra Foods, Inc.* (Jun. 8, 2001) (proposal to change method of accounting for stock-based compensation plans); *AT&T* (Jan. 8, 2001) (proposal to disclose cost of stock options in the annual report); *American Stores Co.* (Apr. 7, 1992) (proposal to include balance sheets and income statements for each subsidiary in the annual report); *Pacific Gas & Electric Co.* (Dec. 13, 1989) (proposal to include, among other items, average tax payment information per residential bill in the annual report); and *Minnesota Mining & Manufacturing Co.* (Mar. 23, 1988) (proposal to include an alternate gold standard summary in the annual report). The Proposal addresses financial reporting not required by GAAP or applicable disclosure standards because it seeks to exclude disputed billings from revenues and receivables, which would otherwise be included in revenues and receivables under GAAP. Accordingly, the Proposal relates to the Company's "ordinary business operations" and is excludable under Rule 14a-8(i)(7).

III. Notification and Request

In view of the foregoing, the Company hereby gives notice of its intention to omit the Proposals from its Proxy Materials for its 2002 Annual Meeting of Shareholders. The Company hereby requests confirmation that the Division will not recommend any enforcement action if the Company omits the Proposals from its Proxy Materials. At this time, the Company is responding primarily to the Proponent's failure to comply with Rules 14a-8(b)(2) and 14a-8(f)(1) and reserves for future comment any additional response the Company may have pursuant to Rule 14a-8.

Pursuant to Rule 14a-8(j)(1), by copy of this letter, the Company is notifying the Proponent of its intention to omit the Proposals from its Proxy Materials.

In the event that the Division disagrees with the conclusion expressed herein regarding the omission of the Proposals from the Company's Proxy Materials, or should any additional information be required, the Company would appreciate an opportunity to confer with the Division prior to the issuance of its response. Please feel free to contact R. Randall Wang at 314-259-2149 or the undersigned at 314-259-2453.

Please acknowledge your receipt of this letter and the attached exhibits by stamping the enclosed (additional) copy of this letter and returning it in the enclosed self-addressed envelope.

Very truly yours,

Jennifer R. Byrne /V.S.

Jennifer R. Byrne

cc: Mr. Prieur J. Leary, III

Prieur J. Leary, III
344 Alton Road, Box #6
Miami Beach, FL 33139 USA

Exhibit 1

VIA FACSIMILE & FEDEX

July 5, 2001

Mr. Scott D. Sullivan
Secretary
Worldcom, Inc.
500 Clinton Center Drive
Clinton, MS 39056

RE: Shareholder Proposal and Other Requests

Dear Mr. Sullivan:

I am in receipt of the letter from Mr. P. Bruce Borghardt dated May 1, 2001. With respects to the issues mentioned in this correspondence, please find my updated shareholder proposal and request for information.

I am a shareholder of Worldcom, Inc. ("WCOM"); UBS Paine Webber in New Orleans, LA holds my shares. I am willing to consent to have UBS Paine Webber release any information to you to substantiate that I am in fact eligible to submit a shareholder proposal subject to SEC rules and regulations.

Please include the following shareholder proposals in the next proxy statement and have them presented at the next Annual General Meeting of WCOM, where such proposals are permissible pursuant to the Articles of Incorporation of WCOM, the Bylaws of WCOM, and SEC regulations. Previously WCOM declined this request because the deadline for the 2001 was January 1, 2001; please note that my request was not ever explicitly for that meeting, but for the next proxy and next meeting where it would be allowed.

"The corporation, Worldcom, Inc. and its affiliates, shall disclose to all of its shareholders the total cumulative amount of all customer billing disputes on a quarterly basis. The corporation shall not include any disputed billing amounts in the revenue or receivables amounts as reported in filings required by the United States Securities & Exchange Commission."

"The corporation, Worldcom, Inc., and its affiliates, shall retain an independent auditor to contact each customer of Worldcom, Inc., and its affiliates on a quarterly basis to perform a comprehensive audit of each customer's account with Worldcom, Inc., and its affiliates. The findings of these audits will be disclosed to all shareholders of Worldcom, Inc. on a quarterly basis."

"The corporation, Worldcom, Inc., and its affiliates, shall not pledge any disputed receivables as collateral towards any monetary or non-monetary loan from any entity."

With respect to my orginial request for a copy of the Articles of Incorporation and Bylaws for Worldcom, Inc. and every affiliate of Worldcom, Inc., I am indeed entitled to all of these documents pursuant to SEC Rules and Regulations, and Federal Law.

In addition, you have yet to honor my request for a copy of the Articles of Incorporation and Bylaws of the parent company, Worldcom, Inc.; this is in stark contrast to the following verbage taking directly from your Schedule 14a (filed with the SEC on 5/1/200); it reads as follows:

"Any shareholder desiring a copy of the Articles of Incorporation or Bylaws will be furnished a copy without charge upon written request to the Secretary."

No where does it mention in this document that I must retrieve these documents from the Internet. Please consider this my second request for a copy of the Articles of Incorporation and Bylaws for Worldcom, Inc. and every affiliate of Worldcom, Inc.

If you choose not to honor any or all of these requests, please state in writing and with particularity the reasons for your conclusion that you feel your are exempt from the relevant Federal Laws and SEC Rules and Regulations.

Please also feel free to contact me directly should I be of any assistance in helping your honor these requests.

Yours truly,

Prieur J. Leary, III

Cc: Laura Unger/SEC
John Ashcroft/DOJ
James Cusack, P.A.

** TOTAL PAGE.02 **

Prieur J. Leary, III
344 Alton Road, Box #6
Miami Beach, FL 33139 USA

VIA FACSIMILE & FEDEX

April 17, 2001

Mr. Scott D. Sullivan
Secretary
Worldcom, Inc.
500 Clinton Center Drive
Clinton, MS 39056

RE: Shareholder Proposal and Other Requests

Dear Mr. Sullivan:

I am a shareholder of Worldcom, Inc. ("WCOM"); UBS Paine Webber in New Orleans, LA holds my shares.

Please include the following shareholder proposals in the next proxy statement and have them presented at the next Annual General Meeting of WCOM, where such proposals are permissible pursuant to the Articles of Incorporation of WCOM, the Bylaws of WCOM, and SEC regulations.

"The corporation, Worldcom, Inc. and its affiliates, shall disclose to all of its shareholders the total cumulative amount of all customer billing disputes on a quarterly basis. The corporation shall not include any disputed billing amounts in the revenue or receivables amounts as reported in filings required by the United States Securities & Exchange Commission."

"The corporation, Worldcom, Inc., and its affiliates, shall retain an independent auditor to contact each customer of Worldcom, Inc., and its affiliates on a quarterly basis to perform a comprehensive audit of each customer's account with Worldcom, Inc., and its affiliates. The findings of these audits will be disclosed to all shareholders of Worldcom, Inc. on a quarterly basis."

"The corporation, Worldcom, Inc., and its affiliates, shall not pledge any disputed receivables as collateral towards any monetary or non-monetary loan from any entity."

In addition, please consider this my request for a copy of the Articles of Incorporation and Bylaws for Worldcom, Inc. and every affiliate of Worldcom, Inc.

Yours truly,

Prieur J. Leary, III

Cc: Clifford L. Alexander, Jr./WCOM Director
James C. Allen/WCOM Director
Judith Areen/WCOM Director
Carl J. Aycock/WCOM Director
Ronald R. Beaumont/WCOM Director
Max E. Bobbitt/WCOM Director
Bernard J. Ebbers/WCOM Director
Francesco Galesi/WCOM Director
Stiles A. Kellett, Jr/WCOM Director
Gordon S. Macklin/WCOM Director
Bert C. Roberts, Jr/WCOM Director
John W. Sidgmore/WCOM Director
Laura Unger/SEC
John Ashcroft/DOJ
James Cusack, P.A.

Exhibit 3

10777 Sunset Office Drive, Suite 330
St. Louis, MO 63127
(314) 909-4100
(314) 909-4101 Fax
E-mail Bruce.Borghardt@wcom.com

P. Bruce Borghardt
General Counsel - Corporate Development

WORLDCOM

May 1, 2001

VIA AIRBORNE EXPRESS

Prieur J. Leary, III
344 Alton Road, Box #6
Miami Beach, FL 33139

Re: Shareholder Proposals Regarding Customer Disputes

Dear Mr. Leary:

This is in response to your letter dated April 17, 2001, in which you asked that WorldCom, Inc. (the "Company") include three proposals in the proxy statement for its next annual meeting and requested copies of certain Articles of Incorporation and Bylaws.

The proposals were received late with respect to the 2001 annual meeting, as noted in the April 26 letter to the Securities and Exchange Commission from Bryan Cave LLP. Under SEC Rule 14a-8(e), a proposal must be received at the issuer's principal executive offices by the date listed in the previous year's proxy statement as the deadline for receiving such proposals. The Company's 2000 proxy statement listed January 1, 2001 as the deadline for receiving shareholder proposals for the 2001 annual meeting. However, your proposals were not received by the Company until April 18, 2001, which is after the deadline set forth in Rule 14a-8(e) and the 2000 proxy statement.

In addition, we believe the proposals are defective in a number of other respects and require additional action on your part. For example, the Company is entitled under SEC Rule 14a-8(b)(2) and Rule 14a-8(f) to, and hereby requests, documentary support that you are the beneficial owner of at least one percent, or $2,000 in market value, of the Company's voting securities, that you have been a beneficial owner of such voting securities for one or more years, and that you intend to continue ownership through the date of the annual meeting of the shareholders. Such documentary support must be postmarked or electronically transmitted within 14 days of receipt of this letter. We will address additional defects or issues with the proposals if and as appropriate.

You also requested a copy of the Articles of Incorporation and Bylaws of the Company and all of its affiliates. The Company has filed its Articles of Incorporation and Bylaws with the SEC (File No. 0-11258). The Second Amended and Restated Articles of Incorporation were filed as Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2000 (filed May 15, 2000), and the Bylaws were filed as Exhibit 3.2 to the Company's Current Report on Form 8-K dated September 14, 1998 (filed September 29, 1998). The SEC makes the Company's filings available to the public on its Internet site (http:\\www.sec.gov). If you are unable to access these documents, please contact me if you wish to arrange to inspect them.

As to the request for copies of the charter documents of other companies, we are not aware of any right you have to inspect them. If you wish to pursue the request, please provide the purpose of the request and the basis for your belief that you are entitled to them.

Please direct to my attention any further communications regarding these matters.

Sincerely,

WorldCom, Inc.

By: P. Bruce Borghardt

P. Bruce Borghardt
General Counsel – Corporate Development

Exhibit 4

WORLDCOM

10777 Sunset Office Drive, Suite 330
St. Louis, MO 63127
(314) 909-4100
(314) 909-4101 Fax
E-mail Bruce.Borghardt@wcom.com

P. Bruce Borghardt
General Counsel - Corporate Development

EI376546528US

July 18, 2001

VIA EXPRESS MAIL

Prieur J. Leary, III
344 Alton Road, Box #6
Miami Beach, FL 33139

Re: Shareholder Proposals

Dear Mr. Leary:

This is in response to your letter dated July 5, 2001, in which you ask again that WorldCom include three proposals in the proxy statement for its next annual meeting and requested copies of certain Articles of Incorporation and Bylaws.

We believe the proposals are defective in a number of respects and require additional action on your part. For example, as advised in my May 1 letter to you, the Company is entitled under SEC Rule 14a-8(b)(2) and Rule 14a-8(f) to, and hereby requests, documentary support that you are the beneficial owner of at least one percent, or $2,000 in market value, of the Company's voting securities, that you have been a beneficial owner of such voting securities for one or more years, and that you intend to continue ownership through the date of the next annual meeting of shareholders. Such documentary support must be postmarked or electronically transmitted within 14 days of your receipt of this letter. The statement in your July 5 letter that you are willing to consent to have UBS Paine Webber release certain information to us is not sufficient to satisfy this requirement.

In addition, Rule 14a-8(c) states that a proponent may submit no more than one proposal to a company for a particular shareholders' meeting. Contrary to this limitation, your request contains three separate proposals.

Furthermore, the proposals clearly relate to the Company's ordinary business operations. Therefore, pursuant to Rule 14a-8(i)(7), they may be excluded from the Company's proxy statement.

The proposals appear to stem from a personal grievance and may, therefore, also be excluded pursuant to Rule 14a-8(i)(4). Also, the first proposal is excludible under Rule 14a-8(i)(6) because the Company must include in its financial statements amounts required by applicable rules and regulations. Additional bases for exclusion may exist, but the foregoing should be sufficient for you to withdraw your proposals.

If you do not intend to withdraw the proposals, the Company requests as a threshold matter that you provide documentation of your eligibility to submit a shareholder proposal as described above. In addition, if you do not choose to withdraw your proposals, please verify that you or your qualified representative will attend the shareholders' meeting to present your proposals.

You also repeated your request for copies of the Articles of Incorporation and Bylaws of the Company and all of its affiliates. As you apparently would rather not access the Company's Articles and Bylaws on the SEC's Internet site, I have enclosed copies of the Second Amended and Restated Articles of Incorporation, as amended, and the Restated Bylaws currently in effect. However, as to your request for copies of the charter documents of other companies, we are not aware of any right you have to receive them. If you wish to pursue the request, please provide the purpose of the request and the basis of your belief that you are entitled to them as I previously asked.

Please direct to my attention any further communications regarding these matters.

Sincerely,

WorldCom, Inc.

By: P. Bruce Borghardt
P. Bruce Borghardt
General Counsel - Corporate Development

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 4, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: WorldCom, Inc.
Incoming letter dated January 30, 2002

The proposal requests that WorldCom disclose to shareholders its customer billing disputes on a quarterly basis, exclude disputed billing amounts from revenue or receivables in its SEC filings, retain an independent auditor to contact and audit each customer's account on a quarterly basis and disclose findings to shareholders, and refrain from pledging disputed receivables as collateral for any loan.

There appears to be some basis for your view that WorldCom may exclude the proposals under rule 14a8-(i)(7), as relating to its ordinary business operations (i.e., disclosure of ordinary business matters, choice of accounting methods, customer relations and terms of new loans). Accordingly, we will not recommend enforcement action to the Commission if WorldCom omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which WorldCom relies.

Sincerely,

Grace K. Lee
Attorney-Advisor